CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Info

UPM’s Interim Review for January-March 2004

Demand positive, profitability weak as expected

Key figures:

•	Profit before non-recurring items EUR 63 million (1-3/2003: 135)

•	Earnings per share excluding non-recurring items EUR 0.09 (0.18)

•	Sales EUR 2,451 million (2,423)

•	Gearing ratio 75% (82)

•	Paper deliveries up by 10%

President and CEO Jussi Pesonen comments on the first quarter of the year:

“UPM deliveries increased in all paper grades, but the profitability of the company was weak as anticipated. The most important reason was the continuing weak price level in the paper markets. We are determined to improve cost efficiency adopting all possible measures and our cost savings programme has made very positive progress.”

“On a positive note, with increased demand UPM has strengthened its position in the markets and the order inflow is good. With demand still strengthening, there is a good possibility for prices to rise.”

“The rationalisation measures, improved efficiency and well developing markets have improved the result of the Converting division considerably. In label papers, the demand developed very well, which facilitated today’s investment decision in release base paper at Tervasaari mill in Finland.”

“Paper deliveries are expected to remain on the same good level as during the first quarter. In Europe, paper prices are not expected to change considerably. In North America, prices are expected to rise gradually. The markets for converted products are expected to continue to develop favourably. In wood products, especially in sawn goods, the oversupply will continue,” said Mr Pesonen.

For more information, please contact:

Mr Jussi Pesonen, President and CEO, UPM-Kymmene Corporation, tel. +358 204 15 0001

Mr Kari Toikka, Executive Vice President and CFO, tel. +358 204 15 0014

UPM

Corporate Communications

April 27, 2004

UPM-Kymmene Corporation, P.O. Box 380, FIN-00101 Helsinki, Tel. +358 204 15 111, Fax +358 204 15 110

Info

***

Webcasting and Conference Call Information

The news conference regarding the Interim Review will be broadcast on-line at UPM’s website www.upm-kymmene.com today at 13:30 Finnish time (11:30 UK Time). The reply of the news conference will be available for next 3 months.

To participate in the UPM Conference Call, please dial +44 (0) 1452 542 300 at 17:00 (Finnish time) (15:00 UK Time) on April 27, 2004. Call title: UPM-Kymmene Q1 Interim Review Conference Call. The Conference Call reply will be available until May 4, 2004 at the following phone number: +44 (0) 1452 55 0000, access code: 1219135#.

In the United States and Canada the Conference Call number is +1 866 220 1452. The reply will be heard at the following number +1 866 247 4222, access code: 1219135#.

UPM-Kymmene Corporation, P.O. Box 380, FIN-00101 Helsinki, Tel. +358 204 15 111, Fax +358 204 15 110

UPM Interim Report 1 January - 31 March 2004

•	First-quarter earnings per share were EUR 0.09 (0.15 for the first quarter of 2003), excluding non-recurring items EUR 0.09 (0.18).

•	Operating profit was EUR 101 million (100 million, excluding non-recurring items 126 million).

•	Paper deliveries increased by 10%.

Key figures

	1-3/ 2004	1-3/ 2003	1-12/ 2003
Sales, EUR million	2,451	2,423	9,787
Operating profit, EUR million	101	100	352
excluding non-recurring items, EUR million	101	126	413
Profit before tax, EUR million	63	109	438
excluding non-recurring items, EUR million	63	135	363
Net profit for the period, EUR million	49	79	319
Earnings per share, EUR	0.09	0.15	0.61
excluding non-recurring items, EUR million	0.09	0.18	0.50
Diluted earnings per share, EUR	0.09	0.15	0.61
Return on equity, %	2.9	4.5	4.4
excluding non-recurring items, %	2.9	5.4	3.7
Return on capital employed, %	3.8	5.3	5.2
excluding non-recurring items, %	3.8	6.1	4.7
Equity to assets ratio at end of period, %	39.2	39.2	42.5
Gearing ratio at end of period, %	75	82	69
Shareholders’ equity per share at end of period, EUR	12.74	13.04	13.36
Net interest-bearing liabilities at end of period, EUR million	5,033	5,603	4,874
Gross capital expenditure, EUR million	136	229	720
Personnel at end of period	34,479	35,351	34,482

Transition to international financial reporting standards (IFRS)

UPM adopted IFRS standards in its financial reporting starting from 1 January 2004. Further information and more detailed analysis of the effects of the transition on the consolidated balance sheet and income statement were provided by UPM on 24 March 2004. The information is available at the Company’s website, address www.upm-kymmene.com.

Earnings

First quarter of 2004 compared with fourth quarter of 2003

Sales for the first quarter were EUR 2,451 million, compared with EUR 2,511 million for the fourth quarter of 2003. Operating profit was EUR 101 million (39 million), 4.1% of sales (1.6%). The low operating profit during the fourth quarter was partly due to mandatory production downtime in Finland. Average paper prices in Europe were somewhat lower than during the fourth quarter.

Profit before tax was EUR 63 million (153 million) and excluding non-recurring items EUR 63 million (19 million). The fourth quarter figure includes EUR 136 million non-recurring gains net from investments.

Profit for the period was EUR 49 million (120 million) and earnings per share were EUR 0.09 (0.23).

First quarter of 2004 compared with the same period last year

Sales for January - March were EUR 2,451 million, up slightly on last year’s figure of EUR 2,423 million. Paper deliveries increased by 10%. Sales prices were lower in Europe. The strengthening of the euro cancelled out the price increases introduced outside Europe.

Operating profit was EUR 101 million (100 million) and excluding non-recurring items EUR 101 million, which is one-fifth lower than last year’s corresponding figure of EUR 126 million. Net gains related to the valuation of biological assets were EUR 12 million (10 million) and the effect of cash flow hedges EUR 5 million (-). Lower sales prices have been partly compensated for by higher deliveries and internal cost savings measures. Operating profit, excluding non-recurring items, was 4.1% of sales (5.2%).

Net finance costs decreased to EUR 44 million (55 million) due to lower interest-bearing liabilities. Exchange rate and fair value gains and losses resulted in a loss of EUR 6 million (gains of EUR 50 million). The first quarter of 2003 comprised the results of cash flow hedging instruments of EUR 24 million and fair value changes of other derivative financial instruments of EUR 26 million. Associated company profits before taxes were EUR 12 million (14 million). Taxes were EUR 14 million (30 million) and the effective tax rate was 22% (28%).

Deliveries

Paper deliveries for the first three months were 2,634,000 tonnes, 10% higher than the previous year’s first-quarter deliveries of 2,384,000 tonnes. Magazine paper deliveries increased by 8%, those for newsprint by 13% and for fine and speciality papers by 13%.

Financing

At the end of the review period the Group’s gearing ratio was 75% (82% at 31 March 2003).

Net interest-bearing liabilities were EUR 5,033 million (5,603 million). Since the beginning of the year, net interest-bearing liabilities have increased by EUR 159 million. UPM terminated its agreements concerning the sale of trade receivables to third parties (asset securitization), which increased net interest-bearing liabilities by EUR 179 million. The cash flow from operating activities, before capital expenditure and financing, was therefore negative at EUR -28 million (200 million).

Personnel

During the first three months of the year, UPM had an average of 34,403 employees (35,320 for this period last year). The number at the end of March was 34,479 (35,351).

Capital expenditure

Gross capital expenditure for the first quarter of the year was EUR 136 million (229 million), 5.5% of sales (9.5%). The 2003 figure has been adjusted to include the finance lease contract and other capital expenditure of Wisaforest’s recovery plant which has been consolidated under IFRS.

The largest on-going project is the 450,000 t/a fine paper machine and additional coating capacity construction at Changshu, near Shanghai in China. The project is proceeding on schedule and the start-up is planned for summer 2005. Wisaforest’s pulp mill rebuild, with 180,000 t/a of additional capacity, and recovery plant are currently in the start-up phase. Furthermore, the rebuild of paper machine 2 at the Rauma mill was completed in March. No major new investments were announced during the first quarter.

Shares

UPM shares worth EUR 3,021 million were traded on the Helsinki Exchanges during the period January—March (2,661 million). The highest quotation was EUR 16.60 in March and the lowest EUR 14.44 in January. On the New York Stock Exchange, the company’s shares were traded to a total value of USD 93 million (48 million).

The Annual General Meeting held on 24 March 2004 approved a proposal to buy back a minimum of 100 and a maximum of 26,178,900 own shares. The meeting authorized the Board of Directors to decide on the disposal of own shares bought back. Purchasing of own shares did not take place during the first quarter.

The meeting also authorized the Board of Directors to decide to increase the share capital by issuing new shares or convertible bonds in one or more issues. The increase in the number of shares may amount to an aggregate maximum of 104,715,000 shares.

Together with the authorization and share options, the number of shares may increase to a maximum of 651,493,930 from the 523,578,930 shares at the end of March.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

UPM’s listing of all 2002D share options commenced on 1 April 2004.

Dividend

The Annual General Meeting held on 24 March 2004 approved the Board’s proposal that a dividend of EUR 0.75 per share be paid for the 2003 financial year. The dividend was paid on 5 April. Equity was debited and short-term non-interest-bearing liabilities was credited by EUR 393 million at the end of March.

Management

In its meeting on 29 January 2004, the Board of Directors accepted the resignation of Juha Niemelä from the position of President and CEO. Mr Niemelä also announced that he will resign from the Board of Directors. In the same meeting the Board appointed Jussi Pesonen,the Senior Executive Vice President and COO, as the new President and CEO of UPM-Kymmene Corporation.

Board of Directors

The Annual General Meeting elected two new members to the Board of Directors: Karl Grotenfelt, Chairman of the Board of Directors of Famigro Oy and Françoise Sampermans, Vice President of the French media distribution chain NMPP. In addition, Martti Ahtisaari, former President of the Republic of Finland; Michael C. Bottenheim, former Managing Director of Lazard Brothers; Berndt Brunow, President and CEO of Oy Karl Fazer Ab; Georg Holzhey, former Executive Vice President of UPM-Kymmene and Director of Haindl Papier GmbH & Co KG; Jorma Ollila, Chairman of the Board and CEO of Nokia Corporation; Gustaf Serlachius and Vesa Vainio were re-elected members of the Board of Directors.

At its first meeting the Board of Directors elected Vesa Vainio to serve as its chairman and Gustaf Serlachius and Jorma Ollila as vice chairmen.

In addition, the Board of Directors elected from its independent members an Audit Committee with Michael C. Bottenheim as Chairman, and Martti Ahtisaari and Françoise Sampermans as members. A Human Resources Committee was elected with Vesa Vainio as Chairman, and Berndt Brunow and Georg Holzhey as members. Furthermore, a Nomination Committee was elected with Gustaf Serlachius as Chairman, and Karl Grotenfelt and Jorma Ollila as members.

Litigation

In August 2003, UPM received a grand jury subpoena in connection with the US Department of Justice Antitrust Division’s investigation into the US labelstock industry. The company is responding to the subpoena as required. As a result of the investigation, several class action suits have been brought against UPM-Kymmene Corporation, Raflatac Inc. and other labelstock producers in the United States.

Market outlook

Paper deliveries in the second quarter are expected to remain as good as in the first. No significant changes in prices in Europe are predicted. In North America, magazine paper prices are expected to increase gradually.

The positive trend in the markets for converted products is forecast to continue. Oversupply in wood products, especially sawn timber, will persist.

Divisional Reviews

Magazine Papers

	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-12/ 03
Sales, EUR million	754	890	828	804	758	3,280
EBITDA, EUR million 1)	105	141	141	121	105	508
- % of sales	13.9	15.8	17.0	15.0	13.9	15.5
Depreciation, amortization and impairment charges, EUR million	-111	-118	-112	-112	-116	-458
Operating profit, EUR million	-6	23	29	9	-11	50
- % of sales	-0.8	2.6	3.5	1.1	-1.5	1.5
Amortization of goodwill, EUR million	-14	-14	-15	-15	-14	-58
Non-recurring items, EUR million 2)	—	—	—	—	-22	-22
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	8	37	44	24	25	130
- % of sales	1.1	4.2	5.3	3.0	3.3	4.0
Deliveries, 1,000 t	1,155	1,349	1,218	1,184	1,071	4,822
Capacity utilization rate, %	89	89	88	85	85	87

1)	EBITDA is Operating profit before depreciation, amortization and impairment charges

2)	Non-recurring items relate to the shutdown of Blandin’s two paper machines

Sales for the January - March period were about the same as for this period last year. Deliveries were up by 8%. The average capacity utilization rate for magazine papers was 89%. LWC operations in Europe still suffered from excess capacity. Excluding non-recurring items, profitability was weaker than during the first quarter last year, as the effect of lower prices and the stronger euro outweighed the effects of increased volumes and rationalization measures.

In Western Europe demand for coated magazine paper grew by 4% and for uncoated magazine paper by 11% compared with January - March last year. In the United States, the demand for coated paper rose by an estimated 5% and that for uncoated magazine paper by 4%.

Compared with the first quarter last year, market prices for magazine papers were 4% lower in Western Europe and 4% higher in the United States.

Profitability for the first quarter was weaker than for the fourth quarter of 2003 due to lower deliveries and slightly lower prices. Magazine paper prices have stabilized in Europe following the slight downward adjustment at the beginning of the year. In North America, price increases during the first quarter were minimal.

Newsprint

	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-12/ 03
Sales, EUR million	317	350	302	320	301	1,273
EBITDA, EUR million 1)	56	51	49	56	58	214
- % of sales	17.7	14.6	16.2	17.5	19.3	16.8
Depreciation, amortization and impairment charges, EUR million	-58	-60	-54	-54	-54	-222
Operating profit, EUR million	-2	-9	-5	2	4	-8
- % of sales	-0.6	-2.6	-1.7	0.6	1.3	-0.6
Amortization of goodwill, EUR million	-7	-8	-7	-7	-7	-29
Non-recurring items, EUR million 2)	—	—	-9	—	—	-9
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	5	-1	11	9	11	30
- % of sales	1.6	-0.3	3.6	2.8	3.7	2.4
Deliveries, 1,000 t	671	703	629	661	594	2,587
Capacity utilization rate, %	96	89	91	92	89	90

1)	EBITDA is Operating profit before depreciation, amortization and impairment charges

2)	Non-recurring items relate to the shutdown of Voikkaa PM 17

Sales for the three months to March were up by 5% on the same period last year. Although newsprint prices were lowered at the turn of the year, sales were boosted by a 13% increase in deliveries. The capacity utilization rate was 96%. Profitability was down on last year as a result of lower contract prices and the stronger euro.

Compared to the first quarter of 2003, demand for standard newsprint grew by about 1% in both Western Europe and North America.

Newsprint market prices declined by about 1% in Western Europe at the turn of the year.

Operating profit for the first quarter improved slightly from the fourth quarter of last year.

Fine and Speciality Papers

	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-12/ 03
Sales, EUR million	588	550	552	559	583	2,244
EBITDA, EUR million 1)	96	89	98	99	120	406
% of sales	16.3	16.2	17.8	17.7	20.6	18.1
Depreciation, amortization and impairment charges, EUR million	-49	-51	-50	-50	-49	-200
Operating profit, EUR million	47	38	48	49	71	206
- % of sales	8.0	6.9	8.7	8.8	12.2	9.2
Amortization of goodwill, EUR million	-1	-1	-2	-1	-1	-5
Non-recurring items, EUR million	—	—	—	—	—	—
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	48	39	50	50	72	211
- % of sales	8.2	7.1	9.1	8.9	12.3	9.4
Deliveries, 1,000 t	792	747	715	713	704	2,879
Capacity utilization rate, %	95	87	88	88	88	88

1)	EBITDA is Operating profit before depreciation, amortization and impairment charges

Sales for the first three months were roughly on a par with this period last year. Deliveries grew by 13%. The capacity utilization rate for the fine and speciality paper machines averaged 95%. The speciality paper machines operated at an average of about 97% of capacity, but coated fine paper capacity was persistently under-utilized. Operating profit decreased on the first quarter last year due to lower sales prices.

Demand for uncoated fine paper in Western Europe increased by 1% on the first quarter of last year, while that for coated fine paper rose 5%.

Market prices for fine papers in Western Europe were about 8% lower than in the first quarter of last year.

Profitability for the first quarter was better than for the last quarter of 2003 due to the increase in deliveries. Prices slid somewhat at the turn of the year but have since stabilized. In Asia, both the demand and prices developed positively.

The market for speciality papers improved. Label paper operations performed strongly, the market for packaging papers was good, and envelope paper markets have showed a modest recovery.

Converting

	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-12/ 03
Sales, EUR million	353	327	335	344	364	1,370
EBITDA, EUR million 1)	36	18	29	22	29	98
- % of sales	10.2	5.5	8.7	6.4	8.0	7.2
Depreciation, amortization and impairment charges, EUR million	-13	-14	-14	-14	-13	-55
Operating profit, EUR million	23	4	15	8	16	43
- % of sales	6.5	1.2	4.5	2.3	4.4	3.1
Amortization of goodwill, EUR million	-1	-1	-1	-2	-1	-5
Non-recurring items, EUR million	—	—	—	—	—	—
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	24	5	16	10	17	48
- % of sales	6.8	1.5	4.8	2.9	4.7	3.5

1)	EBITDA is Operating profit before depreciation, amortization and impairment charges

Sales for the first quarter were 3% down on last year mainly due to the weaker US dollar. However, operating profit improved compared with January - March last year as rationalization measures and improved efficiency in self-adhesive labelstock and siliconized paper operations offset the impact of lower prices. The performance of industrial wrappings was slightly down on last year.

First-quarter operating profit for the Converting Division showed a considerable improvement on the fourth quarter of 2003, which was negatively affected by the holiday season. The market situation improved during the first few months of the year.

Wood Products

	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-12/ 03
Sales, EUR million	388	368	381	425	374	1,548
EBITDA, EUR million 1)	22	11	12	28	21	72
- % of sales	5.7	3.0	3.1	6.6	5.6	4.7
Depreciation, amortization and impairment charges, EUR million	-13	-13	-13	-12	-13	-51
Operating profit, EUR million	9	-2	-1	16	8	21
- % of sales	2.3	-0.5	-0.3	3.8	2.1	1.4
Amortization of goodwill, EUR million	—	—	—	—	—	—
Non-recurring items, EUR million	—	—	—	—	—	—
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	9	-2	-1	16	8	21
- % of sales	2.3	-0.5	-0.3	3.8	2.1	1.4
Production, plywood 1,000 m3	251	231	208	251	246	936
Production, sawn timber 1,000 m3	582	628	495	586	565	2,274

1)	EBITDA is Operating profit before depreciation, amortization and impairment charges

Sales and operating profit were little changed on the first quarter of last year. Prices for plywood were lower and sawn timber prices were roughly the same. Plywood deliveries were practically unchanged while deliveries of sawn timber advanced. Profitability for the plywood business was slightly better than a year ago. Sawmilling continued to make a loss, and profitability of the building supplies trade suffered somewhat.

Profitability for the first quarter was better than for the fourth quarter of last year. This was mainly due to the better performance of the plywood business.

After the review period, in April, the Company sold the Danish building supplies retail trade business of Anco Træ. Sold business had sales of about EUR 70 million and it employs approximately 190 people. The sale will have no material effect on results.

Other Operations

	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-12/ 03
Sales, EUR million 1)	168	115	116	123	158	512
Operating profit, EUR million 2) of which	30	-15	27	16	12	40
Forestry Department, Finland	21	3	14	11	21	49
Energy Department, Finland	26	34	18	24	20	96
Other and eliminations	-17	-52	-5	-19	-29	-105

1)	Includes sales outside the Group

2)	2003 includes non-recurring items as follows: charges related to the unrealized MACtac acquisition of EUR 4 million in the first quarter, EUR 11 million in the second quarter and EUR 4 million in the third quarter, totalling EUR 19 million, losses of EUR 2 million related to the disposal of the operations of Rosenlew in the second, third and fourth quarters, totalling EUR 6 million, and charges of EUR 5 million related to the restructuring of Forestry operations in Finland in the third quarter.

Operating profit from Other Operations improved from January - March a year ago. Better results were returned by the energy department. Trading in wood raw material has been lively and prices stable. Although short-term market prices for electricity were down 46% on last year’s first quarter, the energy department was able to perform well.

Deliveries and production

	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-12/ 03
Deliveries
Magazine papers, 1,000 t	1,155	1,349	1,218	1,184	1,071	4,822
Newsprint, 1,000 t	671	703	629	661	594	2,587
Fine and speciality papers, 1,000 t	792	747	715	713	704	2,879
Converting papers, 1,000 t	16	12	14	13	15	54
Deliveries total	2,634	2,811	2,576	2,571	2,384	10,342

Production
Paper, 1,000 t	2,732	2,629	2,577	2,536	2,490	10,232
Capacity utilization, paper production, %	92	89	88	87	87	88
Plywood, 1,000 m3	251	231	208	251	246	936
Sawn timber, 1,000 m3	613	661	529	623	595	2,408
Chemical pulp, 1,000 t	561	476	537	473	541	2,027

Associated companies and joint ventures

EUR million	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-12/ 03
Share of result before tax
Metsä-Botnia	10	4	12	14	7	37
Other	2	—	-3	-12	7	-8
Total	12	4	9	2	14	29

UPM’s share of results of associated companies was about the same as for the corresponding quarter a year ago. Demand for pulp was brisk and the average price of pulp in US dollars rose by 23% to USD 590/tonne in January - March, having been USD 480/tonne a year ago and USD 553/tonne in the fourth quarter of 2003. The euro-denominated price, however, was only 5% higher than a year ago.

Helsinki, 27 April 2004

Board of Directors

Financial information

This Interim Report is unaudited

Condensed consolidated income statement

EUR million	1-3/ 2004	1-3/ 2003	Change	1-12/ 2003
Sales	2,451	2,423	28	9,787
Other operating income	15	17	-2	58
Costs and expenses	-2,111	-2,084	-27	-8,445
Depreciation, amortization and impairment charges	-254	-256	2	-1,048
Operating profit	101	100	1	352
Share of results of associated companies and joint ventures	12	14	-2	29
Gains on available-for-sale investments, net	—	—	—	127
Exchange rate and fair value gains and losses	-6	50	-56	107
Interest and other finance costs, net	-44	-55	11	-177
Profit before tax	63	109	-46	438
Income taxes	-14	-30	16	-121
Profit after tax	49	79	-30	317
Minority interest	—	—	—	2
Net profit for the period	49	79	-30	319
Basic earnings per share, EUR	0.09	0.15	-0.06	0.61
Diluted earnings per share, EUR	0.09	0.15	-0.06	0.61

Condensed consolidated balance sheet

EUR million	31.03.2004	31.03.2003	Change	31.12.2003
ASSETS
Non-current assets
Goodwill	1,636	1,720	-84	1,663
Other intangible assets	523	538	-15	522
Property, plant and equipment	8,065	8,463	-398	8,125
Biological assets	1,138	1,139	-1	1,127
Investments in associated companies and joint ventures	995	1,033	-38	1,012
Deferred tax assets	371	479	-108	403
Other non-current assets	769	976	-207	657
	13,497	14,348	-851	13,509
Current assets
Inventories	1,267	1,298	-31	1,144
Trade and other receivables	1,722	1,578	144	1,501
Cash and cash equivalents	640	281	359	437
	3,629	3,157	472	3,082
Total assets	17,126	17,505	-379	16,591

EQUITY AND LIABILITIES
Capital and reserves
Share capital	890	890	—	890
Share premium reserve	737	737	—	737
Fair value and other reserves	233	281	-48	216
Retained earnings	4,811	4,918	-107	5,154
	6,671	6,826	-155	6,997
Minority interest	32	33	-1	32
Non-current liabilities
Deferred tax liabilities	1,538	1,686	-148	1,579
Non-current interest-bearing liabilities	5,016	5,628	-612	4,911
Other non-current liabilities	785	800	-15	832
	7,339	8,114	-775	7,322
Current liabilities
Current interest-bearing liabilities	1,202	1,054	148	870
Trade and other payables	1,882	1,478	404	1,370
	3,084	2,532	552	2,240
Total liabilities	10,423	10,646	-223	9,562
Total equity and liabilities	17,126	17,505	-379	16,591

Consolidated statement of changes in shareholders’ equity

EUR million	Share capital	Share premium reserve	Fair value and other reserves	Retained earnings	Total
Capital and reserves at 1 January 2003	442	704	829	5,229	7,204
Convertible bond loan 1994	3	33	-36	—	—
Bonus issue	445	—	-445	—	—
Translation differences	—	—	-35	—	-35
Cash flow hedges recorded in shareholders’ equity	—	—	2	—	2
transferred to income statement	—	—	—	—	—
Available-for-sale investments gains/losses arising from fair valuation	—	—	-34	—	-34
transferred to income statement	—	—	—	—	—
Dividend paid	—	—	—	-390	-390
Net profit for the period	—	—	—	79	79
Balance at 31 March 2003	890	737	281	4,918	6,826
Capital and reserves at 1 January 2004	890	737	216	5,154	6,997
Translation differences	—	—	28	1	29
Cash flow hedges recorded in shareholders’ equity	—	—	-24	—	-24
transferred to income statement	—	—	-5	—	-5
Available-for-sale investments gains/losses arising from fair valuation	—	—	18	—	18
transferred to income statement	—	—	—	—	—
Dividend for 2003	—	—	—	-393	-393
Net profit for the period	—	—	—	49	49
Balance at 31 March 2004	890	737	233	4,811	6,671

Condensed consolidated cash flow statement

EUR million	1-3/ 2004	1-3/ 2003	Change	1-12/ 2003
Cash flow from operating activities
Net profit	49	79	-30	319
Adjustments, total	287	265	22	1,081
Change in working capital 1)	-310	-64	-246	117
Cash generated from operations	26	280	-254	1,517
Finance costs, net	2	6	-4	-99
Income taxes paid	-56	-86	30	-160
Net cash from operating activities	-28	200	-228	1,258
Cash flow from investing activities
Acquisitions and share purchases	—	-1	1	-16
Purchases of intangible and tangible assets	-136	-135	-1	-599
Asset sales and other investing cash flow	10	4	6	240
Net cash used in investing activities	-126	-132	6	-373
Cash flow from financing activities
Change in loans and other financial items	349	81	268	-525
Dividends paid	—	-362	362	-390
Net cash used in financing activities	349	-281	630	-915
Change in cash and cash equivalents	195	-213	408	-30
Cash and cash equivalents at beginning of period	437	499	-62	499
Foreign exchange effect on cash	8	-5	13	-32
Change in cash and cash equivalents	195	-213	408	-30
Cash and cash equivalents at end of period	640	281	359	437
Operating cash flow per share, EUR	-0.05	0.38	-0.43	2.40

1)	January - March 2004 includes EUR 179 million arising from termination of the asset securitization programme.

Accounting policies

This Interim Report has been prepared in accordance with IAS 34 Interim Financial Reporting. The same accounting policies and methods of computation are followed as disclosed in the press release describing the effects of the transition to IFRS that was provided by UPM on 24 March 2003. Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Quarterly information

EUR million	1-3/04	10-12/03	7-9/03	4-6/03	1-3/03	1-12/03
Sales by segment
Magazine Papers	754	890	828	804	758	3,280
Newsprint	317	350	302	320	301	1,273
Fine and Speciality Papers	588	550	552	559	583	2,244
Converting	353	327	335	344	364	1,370
Wood Products	388	368	381	425	374	1,548
Other Operations	168	115	116	123	158	512
Internal sales	-117	-89	-114	-122	-115	-440
Sales, total	2,451	2,511	2,400	2,453	2,423	9,787
Operating profit by segment
Magazine Papers	-6	23	29	9	-11	50
Newsprint	-2	-9	-5	2	4	-8
Fine and Speciality Papers	47	38	48	49	71	206
Converting	23	4	15	8	16	43
Wood Products	9	-2	-1	16	8	21
Other Operations	30	-15	27	16	12	40
Operating profit, total	101	39	113	100	100	352
- % of sales	4.1	1.6	4.7	4.1	4.1	3.6
Share of results of associated companies and joint ventures	12	4	9	2	14	29
Gains on available-for-sale investments, net	—	127	—	—	—	127
Exchange rate and fair value gains and losses	-6	24	12	21	50	107
Interest and other finance costs, net	-44	-41	-48	-33	-55	-177
Profit before tax	63	153	86	90	109	438
Income taxes	-14	-34	-30	-27	-30	-121
Profit before minority interest	49	119	56	63	79	317
Minority interest	—	1	1	—	—	2
Net profit for the period	49	120	57	63	79	319
Basic earnings per share, EUR	0.09	0.23	0.11	0.12	0.15	0.61
Diluted earnings per share, EUR	0.09	0.23	0.11	0.12	0.15	0.61
Average number of shares, basic (1,000)	523,579	523,579	523,579	523,579	521,757	523,130
Average number of shares, diluted (1,000)	525,949	524,476	524,440	523,894	524,206	524,254
Non-recurring items in operating profit
Magazine papers	—	—	—	—	-22	-22
Newsprint	—	—	-9	—	—	-9
Fine and Speciality papers	—	—	—	—	—	—
Converting	—	—	—	—	—	—
Wood Products	—	—	—	—	—	—
Other Operations	—	-2	-11	-13	-4	-30
Non-recurring items in operating profit, total 1)	—	-2	-20	-13	-26	-61
Non-recurring items reported after operating profit 2)	—	136	—	—	—	136
Non-recurring items, total	—	134	-20	-13	-26	75
Non-recurring items, total net of taxes	—	95	-14	-9	-16	56
Operating profit, excluding non-recurring items	101	41	133	113	126	413
- % of sales	4.1	1.6	5.5	4.6	5.2	4.2
Profit before tax, excluding non-recurring items	63	19	106	103	135	363
- % of sales	2.6	0.8	4.4	4.2	5.6	3.7
Earnings per share, excl. non-recurring items, EUR	0.09	0.05	0.13	0.14	0.18	0.50
Return on equity, excl. non-recurring items, %	2.9	1.4	4.1	4.2	5.4	3.7
Return on capital employed, excl. non-recurring items, %	3.8	2.5	4.9	4.9	6.1	4.7

1)	Non-recurring items in operating profit are specified in the divisional reviews on pages 4, 5 and 7.

2)	Non-recurring items include net gains on sales of listed shares.

Changes in property, plant and equipment

EUR million	31.03.2004	31.03.2003	31.12.2003
Book value at beginning of period	8,125	8,389	8,389
Acquired companies	—	—	4
Capital expenditure	127	212	714
Decreases	-6	-4	-26
Depreciation and impairment charges	-218	-220	-882
Translation difference and other changes	37	86	-74
Book value at end of period	8,065	8,463	8,125

Commitments and contingencies

EUR million	31.03.2004	31.03.2003	Change	31.12.2003
Own commitments
Mortgages	177	182	-5	178
On behalf of associated companies and joint ventures
Guarantees for loans	42	42	—	41
On behalf of others
Guarantees for loans	3	4	-1	4
Other guarantees	8	2	6	3
Other own commitments
Leasing commitments for the next 12 months	25	25	—	24
Leasing commitments for subsequent periods	75	82	-7	65
Other commitments	56	94	-38	43

Capital commitments

EUR million	Completion	Total cost	By 31.12.2003	1-3/ 2004	After 31.3.2004
Changshu paper machine	2005	450	45	12	393
Wisaforest’s pulp mill and recovery plant	May 2004	285	208	38	39
Chain 2000 management system	2003-2005	81	20	6	55
Rauma PM 2, modernization	April 2004	31	8	9	14
Jämsänkoski PM 6, modernization	March 2005	25	—	2	23

Notional amounts of derivative financial instruments

EUR million	31.03.2004	31.03.2003	31.12.2003
Currency derivatives
Forward contracts	3,272	3,584	2,836
Options, bought	10	7	—
Options, written	25	7	—
Swaps	620	603	584
Interest rate derivatives
Forward contracts	6,519	6,550	6,468
Options, bought	—	—	—
Options, written	119	—	71
Swaps	3,241	3,717	3,281
Other derivatives
Forward contracts	8	19	13
Swaps	13	—	13

Related party (associated companies and joint ventures) transactions and balances

EUR million	1-3/ 2004	1-3/ 2003	1-12/ 2003
Sales to associated companies	3	4	15
Purchases from associated companies	106	88	469
Non-current receivables at end of period	10	9	10
Trade and other receivables at end of period	11	20	23
Trade and other payables at end of period	34	35	37

Reconciliation of profit for the three months ended 31 March 2003

Income statement 1)

EUR million	Reported FAS 1-3/ 2003	Effect of transition to IFRS	IFRS 1-3/ 2003
Sales	2,458	-35	2,423
Other operating income	9	8	17
Costs and expenses	-2,084	0	-2,084
Share of results of associated companies	12	-12	—
Depreciation, amortization and impairment charges 2)	-224	-32	-256
Operating profit	171	-71	100
Share of results of associated companies and joint ventures	—	14	14
Gains on available-for-sale investments, net	—	—	—
Exchange rate and fair value gains and losses	-18	68	50
Interest and other finance costs, net 3)	-62	7	-55
Profit before tax	91	18	109
Income taxes	-30	—	-30
Profit after tax	61	18	79
Minority interest	—	—	—
Net profit for the period	61	18	79
Basic earnings per share, EUR	0.12	0.03	0.15
Diluted earnings per share, EUR	0.12	0.03	0.15
1) Further information on the effects of the transition was provided by UPM on 24 March 2004.
2) Under FAS, amortization of goodwill was EUR 27 million and under IFRS EUR 25 million in January - March 2003, and EUR 113 million and EUR 102 respectively in January - December 2003.
3) Interest and other finance costs, net
Interest expenses	-64	-3	-67
Interest income	5	10	15
Dividend income	3	—	3
Other finance costs	-6	—	-6
	-62	7	-55

Reconciliation of balance sheet and shareholders’ equity at 31 March 2003

Condensed consolidated balance sheet 2)

EUR million	Reported FAS 31.03.2003	Effect of transition to IFRS	IFRS 31.03.2003
ASSETS
Non-current assets
Goodwill	1,959	-239	1,720
Other intangible assets	352	186	538
Property, plant and equipment	8,142	321	8,463
Biological assets	—	1,139	1,139
Investments in associated companies and joint ventures	929	104	1,033
Deferred tax assets	—	479	479
Other non-current assets	528	448	976
	11,910	2,438	14,348
Current assets
Inventories	1,360	-62	1,298
Trade and other receivables	1,502	76	1,578
Cash and cash equivalents	201	80	281
	3,063	94	3,157
Total assets	14,973	2,532	17,505

EQUITY AND LIABILITIES
Capital and reserves
Share capital	890	—	890
Share premium reserve	687	50	737
Fair value and other reserves	591	-310	281
Retained earnings	4,424	494	4,918
	6,592	234	6,826
Minority interest	33	—	33
Non-current liabilities
Deferred tax liabilities	585	1,101	1,686
Non-current interest-bearing liabilities	4,834	794	5,628
Other non-current liabilities	470	330	800
	5,889	2,225	8,114
Current liabilities
Current interest-bearing liabilities	978	76	1,054
Trade and other payables	1,481	-3	1,478
	2,459	73	2,532
Total liabilities	8,348	2,298	10,646
Total equity and liabilities	14,973	2,532	17,505

2)	Further information on the effects of the transition was provided by UPM on 24 March 2004.

Key exchange rates for the euro at end of period

	31.3.2004	31.12.2003	30.9.2003	30.6.2003	31.3.2003
USD	1.2224	1.2630	1.1652	1.1427	1.0895
CAD	1.5979	1.6234	1.5717	1.5506	1.6037
JPY	126.97	135.05	128.80	137.32	129.18
GBP	0.6659	0.7048	0.6986	0.6932	0.6896
SEK	9.2581	9.0800	8.9625	9.2488	9.2608

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2004

UPM-KYMMENE CORPORATION

By:	/s/ KARI TOIKKA

Name:	Kari Toikka
Title:	Executive Vice President and CFO

By:	/s/ OLAVI KAUPPILA

Name:	Olavi Kauppila
Title:	Vice President, Investor Relations